Mail Stop 3561

October 31, 2007

Pedro Wongtschowski
Chief Executive Officer
Ultrapar Participações S.A.
Av. Brigadeiro Luis Antônio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910

>   **Re: Ultrapar Participações S.A.**
>   **Registration Statement on Form F-4**
>   **Filed October 1, 2007**
>   **File No. 333-146406**
>
>   **Form 20-F for the Fiscal Year Ended December 31, 2006**
>   **Filed June 7, 2007**
>   **File No. 1-14950**

Dear Mr. Wongtschowski:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-4

General

1. We note that the CVM requires companies to submit quarterly information. Tell us why you have not provided financial information for the first quarter for those acquired entities that are traded in Brazil. See Item 8.A.5 of the Form 20-F.

2. We note your indication throughout this document that "the Transaction is being conducted by Ultrapar on its own behalf and on behalf of Petróleo Brasileiro S.A. and Braskem S.A." In an appropriate place in this prospectus, please explain what your relationship is to these two companies and why you have chosen to enter into the Transaction together. Consider providing an ownership chart that depicts your relationship to these companies before the Transaction as well the relationships of the companies within the Ipiranga Group before the Transaction. In this regard, we note the chart you have provided on page 45 regarding the post-Transaction structure.

3. Please include in the forefront of your prospectus the name, complete mailing address (including the Zip Code), and telephone number (including the area code) of the principal executive offices of the companies being acquired. See Item 3 paragraph (a) of Form F-3.

Calculation of Registration Fee

4. Please revise your fee table to indicate that a portion of the preferred shares are represented by American Depositary Shares and that such shares issuable upon deposit of the preferred shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

Additional Information, page i

5. We note your disclosure concerning how security holders may obtain documents incorporated by reference. Please revise your disclosure to include a statement that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Specify the date by which security holders must request this information. You must highlight this statement by print type or otherwise. Refer to Item 2 of Form F-4.

Terms Used in this Prospectus, page ii

6. We note here and other places in your prospectus your use of parenthetical phrases or defined terms. The meanings of these terms should be clear from their context. Please delete these and all other parenthetical definitions from your prospectus. With regard to the names of the companies discussed in your prospectus, consider using a shortened version of actual name of the company instead of their initials. Also, where you use jargon, such as "a naptha-based cracker," please provide a brief explanation of the terms you are using. See Rule 421(c) of Regulation C.

Cautionary Statement Regarding Forward-Looking Statements, page vi

7. Please move this section to another part of the prospectus. The forepart of the prospectus should be limited to items required by Form F-4.

Questions and Answers About the Transaction, page vii

Q: Why am I receiving this document?, page vii

8. While the preferred shareholders of RIPI, DPPI and CBPI can not vote and thus are not required to take any action upon receipt of the prospectus, in the case of the shareholders of RIPI and DPPI, they can exercise their appraisal rights. In this regard, please revise your disclosure to reflect this fact. Further, it would also appear that you should discuss what actions, if any, shareholders will be required to take with respect to the exchange of shares they currently hold for those to be issued by you, such as returning such securities to you.

Q: What is the purpose of the Transaction?, page vii

9. The discussion is confusing because the information that is key to stockholders is obscured by a detailed description of the companies. This information is ancillary and not key to an investment decision. Please revise your disclosure to present a clearer description of the transaction, including, explaining how this Transaction is "an important step in the reorganization and consolidation of industries that are fundamental to the growth of the Brazilian economy."

10. It appears that you have included non-GAAP financial measures in this Q&A, such as "net income." Please advise us of the authority upon which you rely to include such disclosure under the Note to Item 10(e) of Regulation S-K or revise to comply.

Q: What other approvals from your shareholders…, page ix

11. Please revise this discussion to disclose how and when you expect to receive these shareholder approvals. Further, please also revise to briefly discuss the regulatory approvals you mention on page 5 under "Pending Regulatory Approvals Required for the Transaction" or consider combining these two discussions so as to avoid repetitiveness.

Q. Do I have withdrawal, appraisal or dissenter's rights with respect to the Share Exchange?, page ix

12. You indicate that the liquidation values to be paid to shareholders "will be delivered to Ultrapar prior to the calling of the RIPI, DPPI and CBPI shareholder meetings" and that the selection of Apsis as valuation expert for determining liquidation value "requires the approval of shareholders." In light of these statements, please clarify when you will have the liquidation values available, as we presume that you will provide this information to shareholders before seeking effectiveness of this registration statement. In this regard, please ensure that you include a summary of the report provided by Apsis, when available, in an appropriate place in the prospectus.

Q: When must I exercise my appraisal rights if I decide to do so?, page x

13. Revise this disclosure to indicate whether shareholders will be notified of the date by which they will need to exercise their appraisal rights. See Item 18(a)(3) of Form F-4 and Item 3 of Schedule 14A.

Summary, page 1

Apsis Consultoria Empresarial S/C Ltda. Will Provide a Valuation Report (see page 56), page 4

14. We note that you plan to supply this valuation report to shareholders as an exhibit in the future. Please file all required exhibits, such as the Apsis valuation report and your tax and legal opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Pending Regulatory Approvals Required for the Transaction (see page 56), page 5

15. Your disclosure appears to be contradictory. In the first sentence you state that the Transaction must be approved by the CADE and in the second sentence you state that CADE approval is not required for the completion of the Transaction. If both statements are true, then please provide enough additional information so that the disclosure does not appear contradictory. We note the same disclosure appears on page 56. Please revise or advise.

Selected Consolidated Historical Financial Data of Ultrapar, page 6

16. Please revise to include the information for the most recent interim period. See Item 3(e) and the related instructions to Form F-4.

Unaudited Pro Forma Consolidated Financial Information, page 10

17. Provide a pro forma balance sheet as of the end of the interim period if, as a result of the tag along tender offer and other planned transactions, you expect that there will be material changes.

18. Please provide a pro forma statement of operations for the interim period.

19. Please ensure the purchase price allocation provides for deferred taxes pursuant to paragraph 30 of SFAS no. 109.

20. Please describe in detail your process for identifying *all* acquired intangible assets. Given the substantial amount of goodwill recorded initially in step one of the acquisition, and now upon completion of this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please tell us

in detail the reasons you paid a substantial premium. While we understand that synergies resulting from the combination, as well as cost savings from certain eliminations may justify a premium. Please advise in detail. We may have further comment upon review of your response.

21. Explain to us what liabilities, if any, you intend on capitalizing as part of the purchase price allocation. Please see EITF Issue no. 95-3.

22. Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies, including any environmental liabilities of the target companies. Please be detailed in your response. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7.

23. Please revise the footnotes to your pro forma financial statements to discuss any material adjustments made to reconcile pro forma income to US GAAP. In this regard, we would expect to see a detailed discussion with respect to all material adjustments made. All pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. See Rule 11-02(b) of Regulation S-X.

24. Please revise to include a discussion regarding the post employment benefits adjustment which appears material to arrive at pro forma income under US GAAP.

25. Revise note (g) to more specifically identify the period in 2007 that was used as the basis for the allocation of indirect overhead and expenses during 2006.

26. Please revise to quantify the impact on income of a 1/8 percent variance in the interest rate tied to CDI.

Comparative Per Share Data, page 29

27. Please revise to include the interim period historical and pro forma analysis required by Item 3(f) to Form F-4. Furthermore, please advise why the book value per share information is not available.

Risk Factors, page 38

28. Refer to the risk factor entitled "As a result of the Transaction, Ultrapar will assume certain liabilities of the Target Companies…" Please revise this risk factor to quantify this information so as to provide meaningful information to shareholders regarding the materiality of this risk.

29. Refer to the risk factor entitled "The Share Exchange might not be completed and an alternative corporate reorganization of the Ipiranga businesses might be sought." In an appropriate place in the prospectus, please provide additional detail regarding the nature and status of the challenges to the valuation report you refer to here.

Ultrapar's Reason's for the transaction, page 40

30. Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your statement "Fuel consumption is growing in Brazil, mainly due to increased national income and credit availability" and on page 41, "Recent economic indicators have shown a rise in employment levels and improved Brazilian national income. This, together with greater credit availability, has resulted in record levels of vehicle sales in the first half of 2007 (growth of 25.7% if compared to 2006) and consequently an increased demand for fuel. Despite record car sales, however, Brazil's current fleet is small compared to other Latin American countries, with 8.4 inhabitants per vehicle, whereas Argentina and Mexico have 5.5 inhabitants per vehicle." These are only examples, please review your prospectus and disclose whether in each case that the statement is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Background of the Transaction, page 40

31. Please revise your discussion to state how you arrived at the per share purchase price for the shares to be purchased from RIPI, DPPI, and CBPI.

Description of the Transaction, page 42

32. Please revise your discussion of Phase I to explain how the shares were purchased that were "not pursuant to the Target Companies Shareholders Agreement." Please also briefly explain whom the Key Shareholders are.

33. Please revise your discussion of Phase II to indicate the price per share paid for CBPI shares, as you have left this information blank, and for IPQ shares. Please also state the results of the tender offer so that it is clear exactly how many preferred shares are being issued in the Share Exchange for common shares not tendered in the tender offer.

34. Please provide additional disclosure regarding the reasons for and outcome of Phase III of the Transaction.

35. In your discussion of Phase IV, please revise to indicate the value of the per share consideration paid as it relates to each of the exchange ratios as of the date the exchange

ratios were determined, so that shareholders can compare this price to those prices paid in Phase II, if different.

Deutsche Bank Valuation Report, page 48

36. We note your indication that the report is not a fairness opinion as such is understood under U.S. law. Please revise to explain what you mean by this and, in doing so, explain why the report is required under Brazilian law. Specifically, please state whether or not the board of directors made a determination as to the fairness of the consideration being offered in the exchange offer and, if not, whether or not the board is required to do so under Brazilian law so that shareholders can appreciate the role the valuation report plays in the context of the consideration being offered.

37. We note your indication that Deutsche Bank has provided a valuation report to Ultrapar, dated as of April 4, 2007, and that revised reports were prepared subsequent to April 4, 2007 and provided to Ultrapar. Please provide a summary of these subsequent reports, including how they may have differed from one another, pursuant to Item 4(b) of Form F-4. Also, file these reports, or incorporate them by reference if previously filed, as required by Items 4(b) and 21(c) of Form S-4 or tell us why you believe they are not materially related to the transaction.

38. We note your indication that Deutsche Bank reviewed and considered certain "internal analyses" furnished by Ipiranga Group. Any non-public information used by Deutsche Bank in formulating its valuation should be summarized in the filing.

39. In your discussion of the Valuation Methodology Summary, please elaborate to explain why Deutsche Bank believed the "economic value analysis based on discounted cash flow and comparable multiples is the most applicable methodology for valuing Ultrapar, RIPI, DPPI and CBPI."

40. In your discussion of Discounted Cash Flow Analysis, please explain why the operating assets of Copesul and IPQ were taken into consideration as their relationship to the target companies has not been explained up to this point in the prospectus.   This comment also applies to the inclusion of companies such as AM/PM, IQ and IASA in the analyses that follow.

41. In the Comparable Public Company Analysis, explain how you selected the companies mentioned and disclose them.

Material U.S. Federal Income Tax Consequences, page 60

42. We note your indication that it would be "impractical for [you] to undertake such an analysis, we are unable to determine whether or not any of RIPI, DPPI, or CBPI is or has

been a PFIC." Explain why it would be impractical for you to do so and by not doing so, how you believe that you have provided an opinion as to the material U.S. federal tax consequences of the Transaction.

RIPI Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

43. We note your disclosure of the incompatibility between the international price for oil and the Brazilian domestic by-products market. We also note the steps you have taken in order to adjust to the incompatibility. Please revise your disclosure to explain the reason for the incompatibility of the two markets, whether you expect this trend of incompatibility to continue in the future, whether the steps you have taken will be sufficient in light of recent and potential future significant increases in the international price for oil and to briefly explain what the Brazilian by-products market is in a manner so that a reader not familiar with your industry will understand.

44. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 73 that the increase in net sales was driven by volume and higher prices. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350. Please note this comment is also applicable to the results of operations of DPPI and CBPI.

45. Please expand this section to discuss, as applicable, any known trends, or uncertainties that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please also similarly revise DPPI's and CBPI's Management's Discussion and Analysis of Financial Condition and Results of Operations to include any known trends or uncertainties; your references to Operating Results are insufficient.

RIPI Preferred Stock Ownership of Directors and Executive Officers, page 103

46. State the percentage of shares held by U.S. holders. See Item 7.A.2 of Form 20-F as referenced by Item 18(a)(5) of Form F-4. This comment applies to the discussion that appears for RIPI, DPPI, and CBPI.

Comparison of Your Rights as a Holder of RIPI, DPPI or CBPI Preferred Shares…, page 106

Voting Rights; Action by Written Consent, page 106

47. Please revise this discussion to elaborate upon those matters that preferred stockholders may vote upon under Brazilian law. We note that you refer to some of those matters under "Special Meetings of Stockholders" on pages 110 and 116 but those matters would appear to constitute a subset of all matters that may be voted upon by preferred stockholders.

Duties of Directors, page 113

48. Please revise your chart so that similar board responsibilities can be matched from column to column. This will allow a shareholder the ability to compare similar provisions between the companies.

Incorporation of Certain Documents by Reference, page 150

49. Please update the documents you have listed to incorporate by reference all of the applicable Form 6-Ks that have been filed since the end of your fiscal year, or December 31, 2006, as well as all applicable reports filed since the submission of this Form F-4. Specifically, we note that you do not incorporate by reference the 6-K filed on August 17, 2007 which includes your interim financial statements. We also note that these interim financial statements are not reconciled to US GAAP. Please revise your filing to include interim financial statements for Ultrapar for the six months ended June 30, 2007 which are reconciled to US GAAP in accordance with Item 17 of Form 20-F. See also Item 10(b) of Form F-4 and Item 8.A.5 of Form 20-F.

Oil Refining Business of Refinaria de Petroleo Ipiranga S.A., page F-125

Related Party Transactions, page F-134

Modification of Terms of the debentures and purchase of warrants by the Company, page F-135

50. Please provide to us your US GAAP analysis with respect to the changes made to the convertible debt instrument discussed herein and your detailed analysis supporting classification of the 29 million warrant payment as a permanent asset. In this regard, the payment represents approximately 15% of the debt issued. See EITF Issue no. 96-19.

South Fuel and Lubricant Distribution Business of Distribuidora de Produtos de Petroleo Ipiranga S.A., page F-149

Summary of Significant Accounting Practices, page F-157

51. Please disclose the allowance for doubtful accounts. Furthermore, we noted a similar deficiency to the abbreviated financial statements of the South and Southeast Fuel and Lubricant Distribution Business of Companhia Brasileira de Petroleo Ipiranga on page F-190. See Rule 5-02 of Regulation S-X.

Undertakings, page II-3

52. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page II-5

53. Please amend your filing to include your controller/principal accounting officer's signature.

Form 20-F for the Fiscal Year Ended December 31, 2006

Risk Factors, page 7

54. We note your disclosure on page 10 regarding your potential limitation to pay dividends on your preferred shares and consequently, on the ADSs. If applicable, please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted. Please incorporate into your response any relevant restrictions with respect to the acquisition of the businesses of the Ipiranga Group. See Rule 4-08(e)(3) of Regulation S-X for further guidance.

Trend Information, page 76

55. We note your cross reference to Item 4.A. Information on the Company for a discussion of trend information. We also note your detailed discussion concerning LPG prices including the adoption of international market levels, fluctuation in the price due to economic factors and the uncertainty created by the nationalization of the natural gas reserves in Bolivia. Please expand this section to discuss how these trends may impact your revenues or income or result in your liquidity decreasing or increasing in any material way.

Disclosure Controls and Procedures, page 109

56. We note your disclosure that your disclosure controls and procedures are effective "for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms." Please confirm to us, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated

and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings please provide this disclosure. See Exchange Act Rule 13a-15(e).

Loans, Financings, and Debentures, page F-18

57. We note your discussion regarding the loan covenants applicable to your financings. Prospectively, please revise this discussion to indicate if there is cross default covenants present within the financing agreements that could have a material impact on your liquidity.

Summary and Reconciliation of the Differences Between Accounting Practices Adopted in Brazil and Accounting Principles Generally Accepted in the United States of America (U.S. GAAP), page F-33

Accounting for Derivative Financial Instruments, page F-37

58. It appears that you do not apply hedge accounting under US GAAP to your derivatives. If this is true, please disclose that fact. If you do apply hedge accounting, provide the disclosures required by paragraph 45 of SFAS 133.

Exhibit 12.1

59. In future filings please do not include your name, Ultrapar Participacoes S.A., above your Chief Executive Officer's signature.

***

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Accountant, at (202) 551-3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diego A. Rotsztain, Esq.
        Davis Polk & Wardwell, LLP